Exhibit 99.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

AND

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

AND

THE BANK OF NEW YORK MELLON

AND

BNY TRUST COMPANY OF CANADA

Fourth Supplemental Indenture

Dated as of July 19, 2024

THIS FOURTH SUPPLEMENTAL INDENTURE, dated as of July 19, 2024 (this “Fourth Supplemental Indenture”), is among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (the “Corporation”), ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD, an exempted company limited by shares incorporated under the laws of Bermuda (“AWAC”), THE BANK OF NEW YORK MELLON, as the successor U.S. trustee (the “U.S. Trustee”), and BNY TRUST COMPANY OF CANADA, as the successor Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees”).

WITNESSETH:

WHEREAS, the Corporation has heretofore executed and delivered to the Trustees an indenture dated as of December 1, 1993, as supplemented by the First Supplemental Indenture dated as of May 9, 2011 and the Third Supplemental Indenture dated as of February 26, 2021 (the “Indenture”), providing for the issuance from time to time of one or more series of Securities (as defined in the Indenture);

WHEREAS, the Corporation established a series of Securities under the Indenture known as its 6.100% Senior Notes due 2055 (the “Notes”) and issued US$600,000,000 in an aggregate principal amount of Notes on June 24, 2024;

WHEREAS, subsection 901(9) of the Indenture provides that, without the consent of any Holders, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

WHEREAS, the terms of the Notes provide that the Corporation and the Trustees may enter into an indenture supplemental to the Indenture in respect of the Notes, for the purpose of adding one or more Subsidiaries as a Co-Obligor (whether as an additional issuer or a guarantor) of the Notes and the Indenture in respect of the Notes; provided that, any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States or the District of Columbia, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Bermuda, (5) Barbados, or (6) any country that is a member of the European Union; and provided, further, that the Corporation may only add a Co-Obligor if the Corporation determines that adding such Co-Obligor would (x) not result in a deemed sale or exchange of the Securities by any Holder for U.S. federal income tax purposes under applicable Treasury Regulations promulgated under the Code or a disposition of the Notes by any Holder for Canadian federal income tax purposes and (y) not adversely affect the interests of the Holders of Securities of any series outstanding under the Indenture in any material respect; provided further that such supplemental indenture includes certain provisions in respect of the payment of Additional Amounts and redemption of the Notes in connection with the payment of Additional Amounts;

WHEREAS, the Corporation desires to add AWAC, as a Co-Obligor (as an additional issuer) of the Notes and the Indenture with respect to the Notes for the benefit of the Holders of the Notes;

WHEREAS, (i) AWAC is a Subsidiary of the Corporation organized under the laws of Bermuda, (ii) the Corporation has determined that adding AWAC as a Co-Obligor of the Notes would (x) not result in a deemed sale or exchange of the Notes by any Holder for U.S. federal income tax purposes under applicable Treasury Regulations promulgated under the Code, or a disposition of the Notes by any Holder for Canadian federal income tax purposes and (y) not adversely affect the interests of the Holders of Securities of any series outstanding under the Indenture in any material respect and (iii) all other requirements of the Notes and the Indenture to the addition of a Co-Obligor have been satisfied;

WHEREAS, each of the Corporation and AWAC have duly authorized, executed and delivered this Fourth Supplemental Indenture;

WHEREAS, the Corporation and AWAC intend that the Corporation shall not be relieved of any its obligations and covenants under the Indenture or the Notes;

WHEREAS, for the avoidance of doubt, the Corporation and AWAC intend that the transactions contemplated herein shall not constitute a novation or otherwise be deemed to create a new obligation in respect of the Notes under the laws of the State of New York or, to the extent applicable, the laws of the Province of Ontario, Canada;

WHEREAS, the entry into this Fourth Supplemental Indenture by the parties hereto is in all respects permitted by the provisions of the Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Fourth Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled;

NOW THEREFORE, THIS FOURTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, the Corporation, AWAC and the Trustees mutually covenant and agree for the equal and proportionate benefit of the Holders of the Notes as follows:

Article 1
AGREEMENT OF CO-OBLIGOR; AMENDMENTS

1.1	Addition of Co-Obligor.

AWAC hereby agrees to be added as a Co-Obligor in its capacity as an additional issuer of the Notes under the terms and subject to the conditions set forth in the Notes and the Indenture with respect to the Notes (but not any other series of Securities), and hereby expressly, jointly and severally, assumes (and agrees to perform) all obligations of the Corporation, as issuer, under the Notes and the Indenture with respect to the Notes, including, without limitation, the obligation to pay the principal, premium, if any, and interest on the Notes. AWAC will have every right and power of, and be subject to and perform all of, the obligations and agreements of the Corporation as the issuer under the Indenture (with respect to the Notes) and the Notes with the same effect as if AWAC had been named as the issuer in the Indenture (with respect to the Notes) and the Notes.

1.2	Amendments to Defined Terms.

(a)            Section 101 of the Indenture is hereby amended (with respect to the Notes but not any other series of Securities) by adding the following definitions in alphabetical order:

“AWAC” means ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD, an exempted company limited by shares incorporated under the laws of Bermuda.

“Corporations” means, together, the Corporation and AWAC.

(b)            Any reference to “Corporation” in the Notes and the Indenture with respect to the Notes (but not any other series of Securities) is hereby amended to refer to each of the “Corporations” on a joint and several basis, subject to the limitations described in Section 1.3 of this Fourth Supplemental Indenture and except as provided in the sections of the Global Securities representing the Notes entitled “Payment of Additional Amounts” and “Redemption for Tax Reasons”, in which case, the references to “Corporation” therein shall remain unchanged and refer to Fairfax Financial Holdings Limited only.

1.3	Remaining Interest.

Notwithstanding the agreement of AWAC to perform all obligations of the Corporation under the Notes and the Indenture (with respect to the Notes), the Corporation agrees that it shall remain solely liable for and shall pay all accrued and unpaid interest on the Notes from and including June 24, 2024 to and including the date of this Fourth Supplemental Indenture (the “Remaining Interest”) and AWAC hereby expressly disclaims liability for any obligation to pay the Remaining Interest.

1.4	Amendments to Global Securities Representing the Notes.

(a)            Each of the Global Securities representing the Notes is hereby amended by inserting the following at the end of the section entitled “Payment of Additional Amounts”:

“All payments made by AWAC on the Securities of this series shall be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Bermuda or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Bermuda Taxes”), unless AWAC is required to withhold or deduct Bermuda Taxes by law or by the interpretation or administration thereof. If AWAC is so required to withhold or deduct any amount for or on account of Bermuda Taxes from any payment made under or with respect to the Securities of this series, AWAC will pay as interest such additional amounts (“Bermuda Additional Amounts”) as may be necessary so that the net amount received by each Holder of such Securities or the beneficial owner thereof (including Bermuda Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner would have received if such Bermuda Taxes had not been withheld or deducted; provided that no Bermuda Additional Amounts shall be payable with respect to: (a) any Bermuda Tax which would not have been imposed but for the fact that such Holder or beneficial owner (i) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Bermuda or any political subdivision thereof or otherwise had some connection with Bermuda other than by reason of the mere ownership of, or receipt of payment under, this Security, (ii) presented this Security for payment in Bermuda or any political subdivision thereof, unless this Security could not have been presented for payment elsewhere, or (iii) presented this Security for payment more than 15 days after the date on which such payment or this Security became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to such Bermuda Additional Amounts had this Security been presented on the last day of such 15-day period); (b) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Bermuda Taxes; (c) any tax by reason of such Holder or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Bermuda Taxes to the extent such Holder or beneficial owner is legally entitled to such exemption or reduction; (d) any withholding or deduction imposed on a payment to a Holder or beneficial owner pursuant to Sections 1471 to 1474 of the Code, or any successor version thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code, and any fiscal or regulatory legislation, rules or official guidance, adopted pursuant to any intergovernmental agreement among governmental authorities entered into in connection with the implementation of the foregoing, or any Bermuda Taxes or penalties that arise from the Holder or beneficial owner’s failure to properly comply with its obligations with respect to FATCA; (e) any Bermuda Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Securities of this series; or (f) any combination of the foregoing clauses (a) to (e); nor shall such Bermuda Additional Amounts be paid with respect to any payment on any Securities of this series to a Holder or beneficial owner who is a fiduciary or partnership or, other than the sole beneficial owner of the Securities of this series, to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Bermuda Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment (collectively, “Excluded Taxes”). AWAC shall also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of the U.S. Trustee or a Holder of the Securities of this series, AWAC shall furnish, as soon as reasonably practicable, to the U.S. Trustee or such Holder of the Securities of this series, as applicable, certified copies of tax receipts evidencing such payment by AWAC. AWAC shall indemnify and hold harmless each Holder of the Securities of this series and any beneficial owner thereof and, upon written request of any such Holder or beneficial owner, reimburse such Holder or beneficial owner for the amount of (i) any such Bermuda Taxes (other than Excluded Taxes) so levied or imposed and paid by such Holder or beneficial owner as a result of any failure of AWAC to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Bermuda Taxes (other than Excluded Taxes) so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder or beneficial owner after such reimbursement would not be less than the net amount such Holder or beneficial owner would have received if such Bermuda Taxes (other than Excluded Taxes) on such reimbursement had not been imposed.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to the Securities of this series, such mention shall be deemed to include mention of the payment of Bermuda Additional Amounts to the extent that, in such context, Bermuda Additional Amounts are, were or would be payable in respect thereof.”

(b)            Each of the Global Securities representing the Notes is hereby amended by inserting the following at the end of the section entitled “Redemption for Tax Reasons”:

“In the event that AWAC has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Securities of this series, any Additional Amounts or Bermuda Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Bermuda (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation or enforcement of such laws, regulations or treaties of Bermuda (including a holding by a court of competent jurisdiction or by a taxing authority), which change is announced and becomes effective on or after July 19, 2024, then AWAC may, at any time at AWAC’s option, redeem the Securities of this series, in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any interest accrued but not paid to but excluding, the Redemption Date and any Additional Amounts or Bermuda Additional Amounts due and payable on the Securities up to, but excluding, the Redemption Date.

If AWAC exercises its option to redeem the Securities, pursuant to the preceding paragraph, AWAC will deliver to the Trustees a certificate signed by an authorized officer stating that AWAC is entitled to redeem the Securities to the effect that the circumstances described above exist.”

Article 2
MISCELLANEOUS

2.1	Effectiveness.

This Fourth Supplemental Indenture shall become effective as of the date hereof, and the Indenture (solely with respect to the Notes and not any other series of Securities) and the Notes shall be amended and supplemented in accordance herewith, and this Fourth Supplemental Indenture shall form a part of the Indenture for all purposes (solely with respect to the Notes and not any other series of Securities), and every Holder of any Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

2.2	No Novation; Original Issuer Not Relieved.

Notwithstanding Section 1.1 of this Fourth Supplemental Indenture, each of the Corporation and AWAC acknowledges and agrees that the Corporation is not relieved or discharged of any of its obligations or covenants under the Notes and the Indenture (with respect to the Notes) except to the extent performance or payment is made by AWAC with respect to an obligation of the Corporation under the Notes and the Indenture (with respect to the Notes) in which case such performance or payment shall be in full satisfaction of such obligation of the Corporation under the Notes and the Indenture (with respect to the Notes).

The parties acknowledge and represent that this Fourth Supplemental Indenture represents a supplement to, and not a substitution for, the Indenture and that they do not wish for this Fourth Supplemental Indenture to result in the novation of any rights or obligations under the Indenture or the Notes.

2.3	Definitions.

Except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture or in the Notes, as applicable.

2.4	Indenture and Notes Remain in Full Force and Effect.

Except as expressly amended and supplemented by this Fourth Supplemental Indenture, all provisions in the Indenture (solely with respect to the Notes and not any other series of Securities) and the Notes shall remain in full force and effect.

2.5	Indenture and Fourth Supplemental Indenture Construed Together.

This Fourth Supplemental Indenture is an indenture supplemental to the Indenture (solely with respect to the Notes and not any other series of Securities), and the Indenture and this Fourth Supplemental Indenture shall henceforth be read and construed together (solely with respect to the Notes and not any other series of Securities).

2.6	Confirmation and Preservation of Indenture and Notes.

The Indenture and the Notes, as amended and supplemented by this Fourth Supplemental Indenture (solely with respect to the Notes and not any other series of Securities), are in all respects confirmed and preserved, except as overridden or modified by the terms of this Fourth Supplemental Indenture.

2.7	Conflict with Trust Indenture Act.

If any provision of this Fourth Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), that is required under the Trust Indenture Act to be part of and govern any provision of this Fourth Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Fourth Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Fourth Supplemental Indenture (solely with respect to the Notes and not any other series of Securities), as the case may be.

2.8	Severability.

In case any provision in this Fourth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.9	Headings.

The Article and Section headings of this Fourth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Fourth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

2.10	Benefits of Fourth Supplemental Indenture, etc.

Nothing in this Fourth Supplemental Indenture or in any Note, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Fourth Supplemental Indenture or the Notes.

2.11	Successors.

All agreements of the Corporation, AWAC and the Trustees in this Fourth Supplemental Indenture shall bind their successors and permitted assigns.

2.12	Trustees Not Responsible for Recitals.

The Trustees shall not be responsible in any manner whatsoever for or in respect of, and the Trustees make no representations with respect to, (i) the validity or sufficiency of this Fourth Supplemental Indenture, (ii) the proper authorization hereof by the other parties hereto by corporate action or otherwise, (iii) the due execution hereof by any other party hereto, (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of the amendments provided for herein, (v) the form or substance of this Fourth Supplemental Indenture, or (vi) the recitals contained herein, all of which recitals are made solely by the Corporation and AWAC.

2.13	Rights of the Trustees.

In entering into this Fourth Supplemental Indenture, the Trustees shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustees, whether or not elsewhere herein so provided. Each of the Corporation and AWAC hereby reaffirms its obligations under Section 608 of the Indenture to indemnify each of the Trustees against any losses, liabilities, or expenses incurred by it in connection with its execution and performance of this Fourth Supplemental Indenture. This indemnity shall survive the satisfaction and discharge of the Indenture and the resignation or removal of either of the Trustees.

In no event shall either of the Trustees be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances. nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that each of the Trustees shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

In no event shall the Trustees be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustees have been advised of the likelihood of such loss or damage and regardless of the form of action.

2.14	Governing Law; Waiver of Jury Trial.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS FOURTH SUPPLEMENTAL INDENTURE. This Fourth Supplemental Indenture is subject to the provisions of Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS FOURTH SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

2.15	Agent for Service; Submission to Jurisdiction.

AWAC has irrevocably appointed Fairfax (US) Inc., 401 East Corporate Drive, Suite 200, Lewisville, Texas 75057, as its authorized agent for service of process in any legal action or proceeding arising out of or relating to the Indenture (solely with respect to the Notes and not any other series of Securities) and the Notes for actions brought under United States federal or state securities laws or for actions brought by either Trustee or for any actions arising out of or related to the Indenture (solely with respect to the Notes and not any other series of Securities) or the Notes in any New York Court, and has irrevocably submitted to the jurisdiction of the New York Courts for such purposes.

2.16	Counterpart Originals.

The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart signature page by e-mail (PDF) or other electronic signature means shall be effective as delivery of a manually executed counterpart of this Fourth Supplemental Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed, all as of the date and year first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Jennifer Allen
Name:	Jennifer Allen
Title:	Vice President and Chief Financial Officer

By:	/s/ Derek Bulas
Name:	Derek Bulas
Title:	Vice President, Chief Legal Officer & Corporate Secretary

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By:	/s/ Colm Singleton
Name:	Colm Singleton
Title:	Head of Bermuda Office

THE BANK OF NEW YORK MELLON,
as the U.S. Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

BNY TRUST COMPANY OF CANADA,
as the Canadian Trustee

By:	/s/ Ismail Bawa
Name:	Ismail Bawa
Title:	Authorized Signatory

[Signature Page to Fourth Supplemental Indenture]